NXT ENERGY SOLUTIONS INC.

As at and for the three and six months ended June 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

As used in this MD&A, the terms "we", "us", "our", "NXT" and "company" mean NXT Energy Solutions Inc.

Our reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or U.S. dollars.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the company assumes no obligation to update forward-looking statements should circumstances or the company's estimates or opinions change.

Description of Business

NXT is a Calgary based technology-driven company providing wide-area airborne exploration survey services for the oil and gas industry. The company utilizes its proprietary Stress Field Detection ("SFD®") survey system to offer its clients a unique survey service that rapidly identifies areas with oil and natural gas potential. As an airborne survey system, SFD® is environmentally non-invasive and unaffected by ground security issues or difficult terrain. Additionally, surveys can generally be conducted year round both onshore and offshore. NXT offers its services world-wide providing its clients an efficient, accurate and reliable method to explore for hydrocarbons. SFD® is a registered trademark of NXT Energy Solutions Inc.

On September 22, 2008 the company changed its name from Energy Exploration Technologies Inc to NXT Energy Solutions Inc. This change was approved by shareholders during the company’s November 29, 2007 Annual General Meeting. The name change was implemented to better reflect our principal activities and now aligns with the NXT trademark. The trading symbol for the TSX-V (SFD.V) remained unchanged as does our trading symbol (EFW) for the Frankfurt exchange. In accordance with regulations, our NASDAQ OTCBB symbol was changed to NSFDF.OB (from the old symbol ENXTF.OB).

Overall Performance Discussion of business

During the second quarter of 2009 NXT concluded a major transition in its operations with the completion of a U.S. $2.3 million SFD® survey contract in Colombia. This accomplishment is significant in two ways. Firstly it illustrates the adaptability of our business to quickly move into new market locations. Within months of a market crisis in 2008 that devastated our domestic opportunities, we implemented a new international market plan that has now generated revenue. Secondly, our time conducting this survey has confirmed the significant market opportunity for our SFD® services not only in Colombia but also throughout Latin America. Our recent focused operational and financial commitment to Colombia has positioned us well for the future.

Colombia was selected very deliberately as a strategic focus for NXT following our evaluation of a number of different potential international regions. Colombia’s appeal was due to a number of factors including: significant anticipated oil and gas potential, good government policies, a fair taxing structure, greatly improved national security and good political stability that all contribute to a significant growth of exploration expenditures in the country.

Our first survey in the region demonstrated that we excel in the frontier regions of Colombia. Exploration efforts are often frustrated by significant challenges impacting the effectiveness of geophysical surveys in unexplored on-shore basins. Indigenous, environmental and other community concerns, access problems and still some lingering security issues make regional ground-based surveys often costly, impractical and unacceptably slow. Alternatively, traditional airborne surveys, although more practical than seismic, provide data with limited value. Our airborne SFD® survey system provides a very cost effective, timely and data rich solution to these problems.

We continue to be struck by the size of the Colombian market. Our recently competed survey covered an estimated 1% of the onshore underexplored frontier basins within Colombia. The Colombia government is committed to fast-tracking the exploration of these areas and continues to open new blocks for evaluation and exploration. Exploration companies acquire rights for these blocks in exchange for undertaking commitments within strict timeframes to conduct exploration activities such as geophysical surveys. Often commitments to conduct reconnaissance 2D seismic surveys are prohibitively expensive or simply impractical within the established timeframes; these problems create an opportunity for NXT which is not similarly constrained.

Our recently completed survey provides a strong case study to illustrate our SFD® advantage. Our client replaced a reconnaissance ground-based seismic survey with an SFD® survey in order to meet the schedule of their exploration block commitments. The SFD® survey was competed in 7 weeks to meet their deadline and provided the client with the data required to make an informed decision on their evaluation block. This success has provided NXT with the much required client reference within this marketplace that is now creating a growing profile for our SFD® survey system within Colombia.

The SFD® advantage and growing reputation of our company within Colombia was evident at a geological and geophysical technical symposium in Cartagena, Colombia attended by NXT in late July 2009. Over 25 regional exploration companies expressed interests in utilizing our services in the region.

The actual survey potential for NXT within Colombia and the timing of future revenue is still too early to determine. Our success will partially be determined by the effectiveness of our response to these known opportunities and accordingly we are continuing to ramp-up our sales and marketing resources in the region. Following the Cartagena symposium we engaged a respected Bogota based representative with extensive geophysical sales experience to act as our Colombian representative.

Naturally to pursue these Colombian opportunities requires expenditures not previously required for domestic operations. Some expenses are structural, requiring a permanent increase in management, geoscientists, sales, marketing and other personnel plus the cost for local representation. Other expenses, such as costs incurred to gain market intelligence, establish a market presence and learn how to operate in a foreign country, are expected to decline as we continue to increase our contract work in these foreign countries. For example, in Q2 of 2009 we conducted non-revenue SFD® surveys to obtain data to showcase SFD® signal responses over known producing fields in Colombia. Additionally, we incurred start-up costs required to gain an understanding of the country's specific rules, regulations, legal requirements and the logistical challenges associated with operating in Colombia.

Accordingly, our costs for this first survey in Colombia are higher that previously experienced for similar sized surveys in Canada and these extra costs did affect our overall profitability. However, we are confident that these expenditures are strategically important and will serve to open-up a large market opportunity for our SFD® survey services not only in Colombia but also provide a launch pad to other locations within Latin America. As we implement this business plan we project our operating costs will decline as a percentage of revenue and overall company profitability will grow.

The strength of our business plan is demonstrated by our performance in the second quarter of 2009. With the one contract completed we generated a profit in the quarter of $283,005. Although we used $1,192,922 of cash in operating activities in this second quarter, it is important to note that we received the first payment of U.S. $1,000,000 on this contract early in the third quarter and the balance of approximately U.S. $1,000,000 is scheduled to be received before the end of the third quarter. Accordingly, we continue to enjoy a strong balance sheet with a good cash position and no debt.

Results of Operations

The company reported second quarter income of $283,005.

Revenue

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
SFD® survey revenue	$ 2,638,560	$ 1,744,470	$ 2,638,560	$ 1,744,470
Oil & gas revenue	$ 199	4,606	427	11,189
Total revenue	$ 2,638,759	$ 1,749,076	$ 2,638,987	$ 1,755,659

SFD® Survey Revenue

In the first six months of 2009 the company recognized $2,638,560 of SFD® survey revenue related to one contract for an international client (Q2 2008 - $1,744,470). Subsequent to the end of the second quarter of 2009, the company received payment of $1,147,200 towards the revenue earned.

Income from Operations

We had income from operations of $484,575 for the three months ended June 30, 2009 (2008 - $746,018) with an operating loss of $591,128 for the six months ended June 30, 2009 (2008 - $69,048) representing an overall decrease of $261,443 and $522,080 respectively for the same periods last year. The decreases are the result of the higher expenses due to operating internationally in the first half of 2009 as compared to operating domestically in the first half of 2008.

Expenses

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
SFD® survey cost	$ 1,092,869 $	142,281	$ 1,105,700 $	142,281
Oil and natural gas operating expenses	5,423	446	6,818	996
Administrative	1,010,039	820,853	2,031,921	1,601,796
Depletion of oil and natural gas properties	-	1,520	-	4,372
Amortization and depreciation	45,853	37,958	85,676	75,262
	$ 2,154,184 $	1,003,058	$ 3,230,115 $	1,824,707

Expenses - for the three months and six months ended June 30, 2009 and 2008

  To date in 2009 we have had survey costs of $1,105,700 ($142,281 - six months ended June 30, 2008) which includes commissions on sales of $129,548 (Nil - 2008). All survey costs relate to revenue generating SFD® survey contracts. The higher costs of the 2009 SFD® survey was the result of it being the company's first international survey whereas the 2008 SFD® survey was domestic.
  The administrative cost increase of $430,125 in the first half of 2009 (Q2 2009 - $189,186) in comparison to the first half of 2008 relates mainly to hiring of additional staff, increased stock-based compensation expense, engagement of geoscientist and marketing consultants to accommodate our international presence, an increase in rent from office expansion and travel costs for industry conferences.
  The company sold the last of its working interest in wells in 2008 and therefore will no longer have depletion of oil and natural gas properties.
Other Expense (Income)
	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Interest income	$ (24,905)	$ (52,969)	$ (69,224)	$ (124,077)
Loss (gain) on foreign exchange	(38,153)	12,693	(25,771)	(19,388)
Gain on sale of property	-	(20,325)	(1,016)	(20,325)
Abandonment	772	-	5,103	-
Other expense (income)	$ (62,286)	$ (60,601)	$ (90,908)	$ (163,790)

  Interest income is offset by interest expense resulting in $24,905 net income in Q2 2009 (cumulative $69,224) as compared to $52,969 net income in Q2 2008 (cumulative $124,077). The company has been using its short term investments for operations so the decrease is due to fewer short term investments being held in 2009 as compared to 2008.
  The company sold its sole vehicle in the first quarter of 2009 for a gain of $1,016.

Loss (Gain) on Foreign Exchange

Loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the Canadian dollar trades higher relative to the U.S. dollar, cash held in U.S. dollars will decline in value and this decline will be reflected as a foreign exchange loss in the period.

The equivalent Canadian dollars for a U.S. dollar changed from $1.2156 on January 1, 2009 to $1.2613 as at March 31, 2009 resulting in a first quarter loss of $12,382 in 2009; whereas the change was from $1.2613 as at March 31, 2009 to $1.1625 as at June 30, 2009 ($1.0197 as at June 30, 2008) resulting in a second quarter gain of $38,153 and an overall gain of $25,771 for the first half of 2009.

Income Taxes

In the Q2 2009 the company incurred an income tax expense of $263,856 (Q2 2008 - nil) for earning revenue while operating outside of Canada as a non-resident foreign national company within a foreign jurisdiction. In accordance with the income tax laws of this foreign jurisdiction payments made by domestic clients for the company’s services are to be remitted net of a 10% withholding tax.

Summary of Quarterly Results

	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008
Revenue	$ 2,638,759	$ 228	$ 6,153	$ 1,193,250
Net income (loss)	283,005	(1,047,081)	(945,394)	(290,639)
Basic earnings (loss) per share	0.01	(0.03)	(0.04)	(0.01)
Diluted earnings (loss) per share	$ 0.01	$ (0.03)	$ (0.04)	$ (0.01)

	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
Revenue	$ 1,749,076	$ 6,583	$ 2,350,492	$ 507,184
Net income (loss)	806,619	(711,877)	208,307	(642,075)
Basic earnings (loss) per share	0.03	(0.02)	0.01	(0.02)
Diluted earnings (loss) per share	$ 0.02	$ (0.02)	$ 0.01	$ (0.02)

In the second quarter of 2009 the company determined that in the first quarter of 2009 it had incorrectly accounted for the company’s common stock options issued to contractors and the adoption of EITF 07-5 "Determing Whether an Instrument is Indexed to an Entity’s Own Stock" . The net result of this error was a $14,056 overstatement of net loss for the first quarter 2009. The impact of the error on opening contributed capital, deficit and liabilities was $108,779, $67,364 and $41,415 respectively for fiscal 2009. The company has concluded that these adjustments are not material to the financial statements for the first quarter of 2009.

The company recorded these immaterial corrections to its previously issued first quarter 2009 financial statements. The company has reflected these immaterial adjustments within the consolidated statement of income (loss) and consolidated statements of shareholders’ equity for the six months ended June 30, 2009.

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization, the company has a significant economic dependency on a few clients. In 2006, we had two clients who accounted equally for 100% of our survey revenue. In 2007, the company's largest client accounted for 81% of its survey revenue and three clients accounted for 100% of survey revenue. For the year ended December 31, 2008 we had survey revenue of $2,944,470 from two existing clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

In comparing Q2 2009 to Q1 2009; the company recognized $2,638,560 in survey revenue in Q2 (nil - Q1) for one completed international survey contract resulting in net income. Our expenses in the second quarter are higher due to the ramp up required for executing an international survey contract as well as increased costs as we pursue marketing to foreign markets.

In comparing Q1 2009 to Q4 2008; the increased net loss in Q1 2009 over Q4 2008 of $115,744 is due to additional salary costs incurred with the hiring of a COO to augment our senior management staff, fees for a geosciences consultant, higher stock-based compensation costs and costs incurred for the NAPE conference in Houston, Texas.

In comparing Q4 2008 to Q3 2008; the company recognized nil in survey revenue in Q4 ($1,200,000 in Q3 from one completed survey contract) and recognized $207,457 in stock-based compensation expense ($144,843 - Q3).

In comparing Q3 2008 to Q2 2008; the company recognized $1,200,000 in SFD® survey revenue for one completed survey contract in the third quarter ($1,744,470 in Q2) resulting in net income. We settled a Statement of Claim from 2002 for $90,000 wherein the plaintiff was a past president and director. Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined a net 1.1 (8 actual) wells drilled from 2000 through 2004 that still require abandonment. The asset retirement obligation is based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. The abandonment expense recorded in Q3 2008 is $28,338. In addition, the company recorded an obligation of $160,148 in respect to a well drilled in 2000 and abandoned in 2008 for which no previous abandonment obligation had been anticipated.

In comparing Q2 2008 to Q1 2008; the company recognized $1,744,470 in SFD® survey revenue for one completed survey contract in the second quarter (nil in Q1) resulting in net income. We sold our producing well for net proceeds of $47,400 which generated a gain on disposal of $20,325.

In comparing Q1 2008 to Q4 2007; there is no survey revenue recognized in the first quarter of 2008 (Q4 2007 - $2,344,812 for two surveys). $1,220,940 of invoiced services was recorded as unearned revenue at March 31, 2008 and was recognized as revenue in Q2 2008 in addition to the final invoice of $523,530 that was billed in Q2 2008.

In comparing Q4 2007 to Q3 2007; revenue of $2,344,812 for the completion of two SFD® survey contracts was recognized in the fourth quarter of 2007 (Q3 - $500,000 from one contract) resulting in a net income. Survey costs were correspondingly higher in the fourth quarter ($439,282) than in the third quarter ($27,317). In addition $174,500 in bonuses were paid out in Q4 (Q3 - nil).

Liquidity and Capital Resources

The company's cash position at June 30, 2009 continues to be healthy. Our cash and equivalents and short term investments held on account as of August 27, 2009 is $4,660,049. Pursuant to the terms of the SFD® contract executed, we have received U.S. $1 million dollars subsequent to the end of the quarter and expect to receive the balance prior to the end of the third quarter.

With cash and short term investments and the proceeds from the U.S. $2.3 million accounts receivable due, we forecast having the required cash to operate for over one year without any additional sources of cash. However, our ability to continue as a going concern will ultimately be dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the three and six months ended June 30, 2008 and 2007:

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Cash used in operating activities	$ (1,192,922)	$ (902,174)	$ (2,075,867)	$ (1,121,496)
Cash generated by financing activities	48,268	1,374,830	46,335	1,278,117
Cash (used) in investing activities	4,731,133	(379,415)	5,776,554	(915,695)
	$ 3,586,479	$ 93,241	$ 3,747,022	$ (759,074)

Operating Activities

Q2 2009 - the $1,192,922 cash balance used in operating activities reflects our net income of $283,005 adjusted for $192,698 of non-cash deductions and a $1,668,625 net decrease in non-cash working capital. For the first six months of 2009 the $2,075,867 cash balance used reflects a net loss of $764,076 adjusted for $462,226 of non-cash deductions and a change of $1,774,017 in non-cash working capital.

Financing Activities

Q2 2009 - $50,239 was provided through the issuance of a private placement, net of issue costs and $1,971 was paid on our capital lease ($3,904 paid on capital lease in the first six months of 2009).

Investing Activities

Q2 2009 - we decreased our short term investments by $4,817,251 (first six months of 2009 - $5,900,102); the primary use of cash was for international survey preparations.

Contractual Commitments

The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $29,483.

On May 8, 2009 the company executed an aircraft charter agreement with a Calgary based aircraft charter company to provide aircraft, crew and maintenance services for SFD® survey operations utilizing a fleet of Cessna Citation 560 series jet aircraft. NXT’s minimum aircraft charter commitment under this agreement is Cdn. $396,250 prior to the anniversary date of the agreement. Through August 17, 2009 we have consumed 70% of the hours committed to in the agreement.

Transactions with Related Parties

150,000 incentive options were issued in the first quarter of 2009 to an officer of the company and 100,000 options were issued in the second quarter of 2009 to two directors of the company.

A private placement for 25,000 common shares was issued to an officer of the company to fulfill an obligation.

Additional Disclosures

Outstanding share data

	As at August 27,	As at December 31,
Outstanding securities	2009	2008
Common shares	30,701,796	30,676,796
Preferred shares	10,000,000	10,000,000
Options	2,520,204	2,270,204
Warrants	150,000	150,000
Total	43,372,000	43,097,000

Critical Accounting Estimates

Factors are substantially unchanged; refer to annual MD&A as at December 31, 2008.

Change in Accounting Policies Including Initial Adoption

SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations" . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

SFAS No. 161, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" , requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS 161 is effective prospectively for periods beginning on or after November 15, 2008. SFAS No. 161 does not impact our financial statements as we do not have any derivative instruments or hedging activities.

In June 2008, the FASB issued EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the instrument falls outside the scope of SFAS No. 161. This EITF became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect in the account principle to be recognized as an adjustment to the opening balance of retained earnings.

The adoption of this policy resulted in the company reducing contributed capital by $108,779, representing the historical value attributed to certain derivative instruments and then recording these instruments as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2008. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Income (Loss).

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for the company’s interim reporting at June 30, 2009. SFAS 165 did not have a material impact on the company's disclosures.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles (SFAS 168), as a replacement of SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 will become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for the company's interim reporting period ending after September 15, 2009. The adoption of this standard will have no impact on disclosures or amounts recorded in the company's financial statements.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the company to provide reasonable assurance that material information relating to the company is made known to the Responsible Officers by others within the organization, particularly during the period in which the company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of June 30, 2009 an evaluation was carried out under the supervision of, and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the company's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the company's disclosure controls and procedures were effective as at June 30, 2009.

During the quarter ended June 30, 2009 there have been no changes in the company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

We continue to monitor the following areas that we believe are most susceptible to control weaknesses common to many companies of our size:

  Due to the limited number of staff at the company it is not feasible to achieve complete segregation of incompatible duties. The company has mitigated this concern in controls by adding management review procedures of the areas where segregation is an issue; and
  The company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and the audit committee for quality assurance.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.